The Fund will seek to achieve its investment objectives by investing at least 80% of its Managed Assets (as defined in the proxy statement) in a diversified portfolio of dividend-paying multi-cap equity securities, debt securities and senior, secured floating rate loans ("Senior Loans") that offer the potential for attractive income and/or capital appreciation.

The Fund's portfolio will consist of two components: (1) the "Equity Component," which will consist primarily of equity securities of both U.S. and non-U.S. issuers of any market capitalization that are readily traded on a registered U.S. national securities exchange ("Equity Securities"); and (2) the "Senior Loan/High Yield Debt Component," which will primarily consist of (i) Senior Loans and (ii) debt securities that are rated below investment grade (i.e., "junk bonds") or unrated at the time of purchase and deemed to be of comparable credit quality ("High Yield Debt Securities").

The Fund may invest up to 25% of its Managed Assets in U.S. dollar-denominated Equity Securities of non-U.S. issuers.

On an ongoing and consistent basis, the Fund expects to write (sell) covered call options on equity indices and/or Equity Securities within the Equity Component. The Fund will normally write (sell) covered call options against equity indices and/or Equity Securities with strike prices and expiration dates that are collectively intended to provide risk/reward characteristics that are consistent with the Fund's investment objectives (the "Options Strategy").